Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

April 21, 2011

John Reynolds Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR CORRESPONDENCE

Re: Attitude Drinks Incorporated
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 0-52904

Dear Mr. Reynolds:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated March 31, 2011. Further, we have filed a Form 10-K/A for March 31, 2010 to address the comments as referenced in our responses below.

Part I.
Comment 1. Please revise the cover page to reflect whether or not you are a shell company, as required by Form 10-K.

Response: This has been done.

Item 1. Description of Business Employees, page 4
Comment 2.  Please state the total number of employees, in addition to the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Response:  This has been done.

Part II.

Item 5. Market for Common Equity….page 5
Comment 3.  Please provide the approximate number of holders of common stock as of the end of the fiscal year.  Your current disclosure is as of May 31, 2009.  See Item 201 (b)(1) of Regulation S-K.

Response:  This has been done.

Sales of Unregistered Securities, page 6
Comment 4.   Please provide the disclosure required by Item 701 of Regulation S-K.  For instance, please identify the person(s) to whom the securities were issued.  In addition, please disclose the exemption from registration upon which you relied and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

Response:  We have made this disclosure as required by Item 701 of Regulation S-K, including identifying the names or class of persons to which the securities were issued, the exemption relied upon and the facts relied upon to make the exemption available.

Item 7. Management’s Discussion and Analysis, page 7

General
Comment 5.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, please revise this section to provide a more detailed executive overview to discuss the events, trends and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http;//www.sec.gov/rules/interp/33-8530.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Response:  This section has been revised. Further, we will continue to reference this guidance in future reports of the Company.

Results of Operations, page 12
Comment 6. Please provide a more detailed discussion as to the reason(s) for the material changes in the line items of the financial statements.  To the extent possible, please quantify the amount of change related to each reason discussed.

Response:   This has been done.

External Sources of Liquidity, page 17
Comment 7.  It appears that you have a number of sources of funding that are past due.  Please disclose the amount that is past due and whether any penalties are accruing as a result.  In addition, please clearly disclose the interest rate for debt financing.  Lastly, please file all material financing agreements, including any extensions.

Response: This has been done, please see the additional disclosures and tables in the sections titled “Defaults for Convertible Notes Payable and Short-Term Non Convertible Loans for the Year Ended March 31, 2010” and “Interest Rates for Convertible Notes Payable for the Year Ended March 31, 2010”. Finally, the requested material financing agreements including any extensions are filed (or incorporated by reference)  as exhibits  of the Form 10-K/A for March 31, 2010.

Item 9A-Controls and Procedures, page 26

(b) Management’s Annual Report on Internal Control Over Financial Reporting
Comment 8.  We note your statement that you “concluded that – disclosure controls and procedures were not effective due to the material weaknesses in [y]our internal control over financial reporting as of March 31, 2010 as further described below.” However, we could not find any other discussion of your “material weaknesses” herein or elsewhere in your filing.  Please amend your Form 10-K to provide management’s assessment of internal control over financial reporting as of March 31, 2010, pursuant to Item 308T of Regulation S-K.  Your disclosures of the material weaknesses should describe:

–  the nature of the material weakness mentioned in your disclosure;
–  its impact on the financial reporting and internal control over financial reporting;
–  when the material weakness in your internal control over financial reporting first began; and
–  management’s current plans or actions already undertaken, if any, for remediating the material weakness.

Response:  This has been done.

Comment 9. Please disclose any change in your internal control over financing reporting that occurred during the last fiscal quarter in accordance with Item 308(c ) of Regulation S-K.

Response:  This has been done.

Part III.

Item 10. Directors, Executive Officers… page 27
Comment 10.  Briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that each director should serve as a director for the company at the time the disclosure was made, in light of the company’s business and structure.  See Item 401(e)(1) of Regulation S-K.

Response:  This has been done.

Item 11. Executive Compensation, page 28
Comment 11.  Please revise your table to provide the compensation for each of the last two completed years as required by Item 402(n)(1) of Regulation S-K.

Response:   This has been done.

Comment 12.  Please add a footnote to the summary compensation table to disclose all assumptions made in the valuation, as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.  Add clear disclosure that the amount of the stock award is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Response:   This has been done.

Comment 13.  We note the disclosure in footnotes A and B that the salaries of the two named executive officers have not been paid.  Please include these amounts in the summary compensation table and add appropriate footnote disclosure as to the deferral of some of the compensation, as required by Instruction 4 to Item 402(n) of Regulation S-K.  Please add narrative disclosure following the table to clarify whether there are employment agreements.  If so, disclose the material terms and file as exhibits.

Response:  This has been done. Further, there are no employment or consulting agreements for the two named executives.  This information has also been provided.

Comment 14.  We note the consulting fees in the all other compensation column.  Please disclose in the narrative following the summary compensation table to disclose the material terms of the consulting arrangements.  To the extent you have consulting agreements, please file as exhibits.

Response:  We have provided additional disclosure as to the nature of the consulting fees and include the amounts in the Salary/Consulting Fees column.  As referenced in the response to Comment 13, there are no employment agreements and no consulting agreements for the two named executives.  As the Company was not able to consistently make salary payments to these two named executives, the Company had to treat all payments as consulting fees.

Director Compensation Table, page 28
Comment 15.  Please revise to provide the tabular presentation required by Item 402(r)(1) of Regulation S-K.  to the extent compensation has been deferred, the amounts should be included in the table and then the amount deferred disclosed in a footnote.

Response: This has been done.

Outstanding Equity Awards, page 28
Comment 16.  Please provide the table required by Item 402(p)(1) of Regulation S-K.

Response:  This has been done.

Item 13. Certain Relationships…page 30

Comment 17.  With respect to Mr. Warren’s daughter’s employment with the company, if applicable, please provide the information required by Item 404(d) of Regulation S-K.

Response:  The Company provided additional disclosure in the Form 10-K/A for March 31, 2010. However, Mr. Warren’s daughter’s only interest with the company is serving as an employee in the performance in handling all marketing activities of the Company.  She has no other direct or indirect material interests with the Company.

Comment 18.  Please provide the disclosure of all related party transactions, as required by Item 404(d) of Regulation S-K.  We direct your attention to the disclosure in footnote nine to the financial statements.

Response: This has been done.

Item 15. Exhibits, page 31

Comment 19.  We note that Exhibits 10.1, 10.8 and 10.15 are missing exhibits and/or schedules.  We also note that Exhibit 10.2 to the Form 8-K filed on May 7, 2009, Exhibit 10.20 to the Form 8-K filed July 21, 2010, Exhibits 10.24 and 10.27 to the Form 8-K filed January 27, 2011, Exhibit 10.28 to the Form 8-K filed February 7, 2011 and Exhibits 10.32 and 10.35 to the Form 8-K filed March 18, 2011 are missing exhibits and/or schedules. Please file these exhibits in their entirety.

Response:  The Company has refiled Exhibits 10.1, 10.8 and 10.15 to include the omitted form of legal opinion (please note that the form of notes and warrants were previously filed as separate exhibits, so with the omitted form of legal opinion, these are in their entirety) as well as other agreements in the form requested in the Form 10-K/A for March 31, 2010.  We have also included any extensions and modifications for the applicable financing agreements. Please note the numbering of the exhibits has been adjusted as a result of these additions. We will refile exhibits for periods after March 31, 2010 shortly.

Comment 20.  We note that you have not filed as exhibits the strategic relationship and supply agreement with NutraGenesis LLC, the sub-license agreement with Nutraceutical Discoveries and the subsequent termination agreement and the Sales Agent Agreement with F&M Merchant Group LLC.  Please file these agreements as exhibits or advise as to why such agreements are not material.

Response:  All three of the above agreements only were effective for a short period of time and did not produce any material financial results for the Company.  However, we have filed all of these documents as exhibits in the Form 10-K/A for March 31, 2010.

Exhibits 31.1 and 31.2 Certifications

Comment 21.  We note that the Certifications by your principal executive officer and principal financial officer are not set forth exactly as they appear in Item 601(b)(31)(i)(a) of Regulation S-K.  Please amend your Form 10-K to revise your Certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) regarding internal control over financial reporting, and to add “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) to conform to this Item.  In addition, please amend your Forms 10-Q for the quarterly periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to revise your certifications similarly.

Response:  This has been done. The Company will file amended Forms 10-Q for June 30, 2010, September 30, 2010 and December 31, 2010 to revise the certifications after the filing of the Form 10-K/A for March 31, 2010.

Signatures

Comment 22.  Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See General Instruction D.(2) to Form 10-K.

Response:  The Chief Financial Officer is also the Principal Accounting Officer.  As such, the Company included both titles for  the signature

General

Comment 23.  Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to comply with the comments issued on the Form 10-K for the MD&A section and Recent Sales of Unregistered Securities section.

Response:  In reference to the above response to Comment 21, the Company will file amended Forms 10-Q for June 30, 2010, September 30, 2010 and December 31, 2010 after the filing of the Form 10-K/A for March 31, 2010 to reflect applicable changes for the MD&A section and Recent Sales of Unregistered Securities section.

We also acknowledge that:

–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, require any further information or have further comments, please call the undersigned at 561-799-5053 or email me at  tommy@attitudedrinks.com

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title:  Chief Financial Officer and Principal Accounting Officer